Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc. (“Iora”), a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora, and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

CEO Blog Post

One Medical & Iora Health: Our shared vision to transform healthcare across every stage of life

To our valued community:

Today at One Medical we announce our intention to acquire Iora Health, a leading value-based primary care group serving roughly 38,000 Medicare patients through digital health and 47 in-person medical offices in ten markets across the United States. Aligned with One Medical’s model, Iora Health follows a human-centered and technology-powered approach to delivering exceptional primary care and it is widely considered a pioneer in transforming the healthcare experience for seniors.

One Medical and Iora both believe that in order to truly transform health care, we must simultaneously serve the needs of multiple key stakeholders in the healthcare ecosystem, which includes consumers, employers and payers, care providers, and health networks. Our human-centered and technology-powered models position us to simultaneously address the needs and frustrations of these key stakeholders.

As we have gotten to know Iora better, we see great resonance with Iora’s human-centric commitment to its members with its outstanding in-person and digital experiences, proactive approach to population health and improved patient outcomes, and value-based model to effectively manage care within at-risk financial models.

At present, One Medical and Iora Health serve largely different populations, with One Medical primarily serving the commercially-insured population and Iora Health primarily serving seniors in at-risk contracting relationships such as Medicare Advantage and Medicare Direct Contracting. While each organization has been focused on different patient populations, both have similarly focused on developing mission-driven cultures, with supportive teams, to deliver transformative patient experiences, and value-based care, leveraging built-for-purpose technologies, digital health services, and inviting in-person care.

While great strides have been made by each company, we believe that together, our impacts can be even greater--and now for every stage of life. Together we would also further extend our reach, with nationwide digital health coverage and our combined in-office footprint placing us in 28 markets covering 120 million people or nearly 40% of the entire U.S. population. Together we would be better positioned to serve more people nationwide and across every stage of life--from pediatrics through the golden years--with a modernized approach to in-person and digital healthcare, and with advanced capabilities for population health and care management within at-risk reimbursement models.

Here are some of the ways in which, together, One Medical and Iora can set out to transform health care across every stage of life.

•For members, we can create premier experiences and better outcomes from pediatrics to the golden years. We can deliver longitudinal primary care, proactive population health management, coordinated care across health network partners, and further own the complexity of navigating healthcare on behalf of our members. We can provide 24/7 national digital health along with in-person care across our combined 28 markets and beyond. For One Medical members aging into Medicare eligibility and for non-senior One Medical members with Medicare-eligible parents and grandparents, we would look for opportunities to extend enrollment into our senior-focused services. Similarly, we could potentially invite family members of Iora patients to explore membership with One Medical.

•For health benefit sponsors and payers such as employers, health plans, and governmental programs, we can further partner to deliver value-based care and proactive population health management, with greater reach and across every stage of life. We can draw on One Medical’s track record of delivering a highly engaging model while improving health outcomes and lowering costs, and Iora’s experience with population health within at-risk reimbursement models. Additionally, the combination of our technology platforms, population health capabilities, and salaried-provider models would uniquely position us to deliver these results for members covered under commercial insurance as well as Medicare risk-based arrangements such as Medicare Advantage and Medicare’s Direct Contracting model.

•For care providers, we plan to continue to attract, retain, and engage them in what we believe would be the best place to practice modernized primary care. We can continue to address issues driving provider burnout and continue to support impactful provider relationships with members through our salaried model and multi-modal team based care, innovative technology to help reduce unnecessary administrative tasks seen across other healthcare settings, and clinical and digital integrations with health networks for better care coordination.

•With health networks, we plan to further coordinate care across benefit plans and a continuum of settings, further owning the complexity of navigating healthcare on behalf of our members while reducing duplicative testing and excess administrative burdens. We would continue to integrate within the existing healthcare ecosystem through alignment with premier partners and participating in major insurance networks, including in at-risk capitated reimbursement models.

Together, we would look to extend our efforts of developing clinical and digital integrations to better coordinate care on behalf of patients and members.

Today marks an exciting milestone along our path to becoming a premier national, member-based, technology-powered primary care platform that delivers better health, better care, and lower costs seamlessly across every stage of life. We believe the opportunity to delight members and reduce the cost of care is truly transformational, which is why we are excited to extend our model to more meaningfully serve seniors.

In closing, we want to extend a warm One Medical welcome to the Iora Health team and their patients. We look forward to all that is ahead together!

Sincerely,
Amir Dan Rubin
Chair & CEO, One Medical

Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.
Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.
This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.

One Medical Signs Definitive Agreement to Acquire Iora Health | FAQs

General FAQ

What is the news?
One Medical is pleased to announce our intention to welcome Iora Health to the One Medical family. Pending shareholder and regulatory approval and subject to the satisfaction of various closing conditions, One Medical and Iora Health will join forces and, together, extend our vision to delight millions of members by delivering better health, better care, and better value. By bringing our two organizations together, we believe we will be able to transform healthcare for every stage of life with even greater reach.

Iora Health is a mission-driven, human-centered company that has built a successful primary care group and customized technology over the past decade. Its built-for-purpose technology focuses on serving Medicare patients covered by Medicare Advantage health plans and Original Medicare. Iora Health has over 600 team members across multiple markets including in Washington, Colorado, Arizona, Georgia, North Carolina and Texas, with team offices also in Boston and Minneapolis. Snowboard currently serves about 38,000 Medicare patients across its 47 clinics which are located in ten markets across the U.S.

We expect this deal to take several months to close, but we are pleased to announce our intention today. You can learn more about One Medical’s intentions to acquire Iora Health in the investment overview presentation and in our press release.

Why did One Medical decide to acquire Iora Health?
Combining two leading, national primary care platforms will help us better serve inter-generational population health, across adjacent commercial and Medicare markets. By joining forces, we hope to expand our geographical footprint in new and existing markets, address new populations across enterprise, consumer and Medicare members, and broaden our service offerings.

Together we have the opportunity to serve the majority of the United States through a combined mission-driven, human-centered primary care organization that leverages technology and innovation. Together, One Medical and Iora Health will be well positioned to transform healthcare across more patient demographics and payor types.

What benefits does this deal create for each company and its members?
Bringing our two organizations together will allow us to extend our reach to deliver 24/7, national, digital health with in-person care across 28 markets nationwide. The acquisition will also allow us to better address current healthcare system failings including negative customer experience, primary care provider burnout, constrained access to care, and increasing costs.

This will allow us to accelerate our mission of transforming health care for our key stakeholders:
•For Consumers, both of our organizations are known for delighting patients/members with high NPS scores, while at the same time helping to improve health outcomes and lower costs.

Together, we can continue to deliver longitudinal care for our patients/members throughout their entire lifetime.
•For Employers and Payers, both of our organizations can help manage the health of populations and, ultimately, help lower total healthcare costs. Together, we can promote value-based care and results for the organizations who sponsor the Commercial and Medicare populations.
•For Providers and team members, both of our organizations use purpose built technology platforms that enable greater engagement with our patients/members, while also streamlining clinical and administrative tasks associated with the types of patients each serves. Together, we can learn from each other's expertise to amplify our platforms in service of our populations.
•For Health Networks, both of our organizations fit within the existing healthcare ecosystem through alignment with premier partners and participating in insurance networks. Together, we can extend our efforts of developing clinical and digital integrations to better coordinate care on behalf of patients/members.

How will the two organizations operate moving forward?
We are excited to welcome Iora Health to the One Medical family. We do not anticipate any near-term changes to the operations of One Medical or Iora Health, and Iora Health will continue to operate as its own practice. Over time, we will explore how these two businesses complement each other operationally.

Will there be any leadership team changes?
Amir Dan Rubin, One Medical’s Board Chairman will become Chairman of the combined organization. One Medical’s board will also be expanded by one independent director to be announced at a later date. As part of this acquisition, we would welcome Iora Health CEO Rushika Fernandopulle to One Medical’s leadership team as Chief Innovation Officer.
When will the acquisition deal close and business integration begin?
Pending customary closing conditions and regulatory approvals, we expect the transaction to take several months to close -- but we are pleased to announce our intention today.

Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.

Social Media Posts

•LinkedIn -
◦Today, we are pleased to announce our intention to acquire @Iora Health, a company that shares our commitment to deliver human-centered, technology-powered primary care. Joining forces will allow us to deliver better health, better care, and lower costs seamlessly across every stage of life for both commercial and Medicare populations, through digital and in-person care. https://onemedical.com/announcing-iora/#disclaimer
•Twitter -
◦Today, we announce our intention to acquire @IoraHealth to help deliver better health, better care, and lower costs seamlessly across every stage of life for both commercial and Medicare populations, through digital and in-person care. Learn more: https://onemedical.com/announcing-iora/#disclaimer

Email to Enterprise Clients

From: Director of Client Services
To: Enterprise Clients
Subject line: Iora Health Acquisition Announcement

Dear ______,

I wanted to reach out about the recent announcement regarding our proposed acquisition of Iora Health, a human-centric, value-based primary care group with built-for-purpose technology focused on serving Medicare populations in multiple markets including, Colorado, Arizona, Georgia, North Carolina, and Texas

Like One Medical, Iora Health is a mission-driven company, widely considered an innovator in technology-powered primary care. We believe that bringing our two organizations together to serve both commercial and Medicare populations will allow us to transform health care at greater scale across more communities, and for every stage of life, enabling us to deliver better health, better care, and better value.

We do not anticipate this alignment will impact how we partner with any of our current clients in the near term. Longer term, we expect this alignment will only further enhance the benefits our employers, partners and members enjoy with One Medical through geographic expansion, enhanced population health management and improved care navigation.

Please don’t hesitate to reach out to your account manager with any questions you might have.

Regards,

This material has been made available to you with the consent of One Medical and Iora.
Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.
Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent

Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.
This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.

Email to Field Teams with Member FAQs

From: Director of Operations
To: Field Teams
Subject Line: Member + Patient FAQs for One Medical and Iora Health

Hello Team,

As Amir shared earlier today, we are pleased to announce our intention to welcome Iora Health into the One Medical family.

We anticipate our members may reach out to us with questions about this exciting announcement, and we have prepared a One Medical Member + Patient FAQ with language you may use. Please reference this document when responding to any questions you receive.

If you receive a question you don’t know how to answer based on the document above, please reach out to your manager for support.

If you are contacted by a member of the press or other third parties, direct them to press@onemedical.com.

Thank you,

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This material has been made available to you with the consent of One Medical and Iora.
Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.

Email from One Medical CEO to All One Medical Team Members

From: One Medical CEO
To: All One Medical Team Members
Subject line: Welcoming Iora Health to One Medical!

Dear Colleagues,

We have some special news to share this morning. We are very pleased to announce our intention to welcome Iora Health into One Medical. Pending shareholder and regulatory approval and subject to the satisfaction of various closing conditions, One Medical will acquire Iora, and we will further extend our reach to delight millions of members with better health, better care, and lower costs, all within a better team environment. We have been in discussions with Iora over the past months, culminating in today’s announcement, which we just shared publicly as well.

For those who aren’t familiar with Iora, they are a mission-driven, human-centered company that has built a successful primary care group and customized technology over the past decade. Sound familiar? Iora’s built-for-purpose technology focuses on serving patients covered by Medicare Advantage health plans, Original Medicare, and, more recently, Medicare’s new Direct Contracting model. They have over 600 team members across multiple markets including in Washington, Colorado, Arizona, Georgia, North Carolina and Texas, with team offices also in Boston and Minneapolis. By bringing our two organizations together, we’ll be able to transform healthcare at an even greater scale across even more communities and for every stage of life.

In getting to know Iora’s CEO, Rushika Fernandopulle, and other team members over the past several months, it’s clear that we not only align on our commitment to delivering innovative, technology-powered care, we also share a uniquely team-based and member-focused culture. We very much look forward to bringing our teams together to learn from each other and extend our shared expertise.

While we are eager to welcome Iora, this transaction will take several months to close. Nothing about our day-to-day will change now or in the foreseeable future, and we’ll keep you updated on the closing timeline. Relatedly, given that this deal will now undergo a standard regulatory review, we ask that you refrain from discussing or speculating about this announcement externally. If you receive questions from family or friends, please point them to our press release. Social media guidelines are here. As always, if you are contacted by a member of the press, direct them to press@onemedical.com.

We have scheduled Special Town Huddles for today at 9:30am PT and 12:30pm PT to share more about Iora and introduce their CEO. The meeting details and Zoom link are being added to your calendar and we’ll share a recorded video after for those who can’t attend live.

Through your passion, commitment and perseverance, we have been advancing on our mission to transform healthcare for all. Today, we celebrate the opportunity to further extend our vision for better health, better care, and lower costs to even more people and communities, together with our future colleagues from Iora.

Thank you for all you do, and we look forward to seeing you at the Town Huddle.
Sincerely,
Amir

--
This material has been made available to you with the consent of One Medical and Iora.
Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.
Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements

This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email to All One Medical Team Members

From: ________
To: All One Medical Team Members
Subject Line: Follow-up to Special Town Huddle

Dear One Medical Colleagues,

Thanks to those who joined our East Coast Special Town Huddle this morning about the Iora Health announcement. We will have an additional Town Huddle at 12:30pm PT for our West Coast Teams, and we’ll send out the video recording this afternoon for those who aren’t able to join live.

As shared at the Town Huddle, we have created a dedicated Google site where you will find the latest information and FAQs about this announcement. Please also refer to the guidance below for details on how to obtain additional information. If you have any questions, please feel free to reach out to welcomeiora@onemedical.com.

Sincerely,

Your One Medical Team

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This material has been made available to you with the consent of One Medical and Iora.
Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.
Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One

Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.
This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.

All Team Member FAQs

This is exciting news! Can I talk about it with friends and family? Can I post on social media?
A: It is indeed exciting news. However, given that this deal will now undergo a standard regulatory review, we ask that you refrain from discussing or speculating about this announcement externally. If you receive questions from family or friends, feel free to point them to our press release.

We encourage you to review our Social Media Policy and our Code of Conduct before engaging on social media. Some basic reminders:
•Do not identify yourself as speaking on behalf of 1Life or One Medical when linking to One Medical’s website from your personal blog, website, or other social networking site and you may not associate One Medical with your own personal opinion.
•Abide by confidentiality obligations to the Company and pursuant to the Code of Conduct and refrain from disclosing company confidential information.

And as always, if you are contacted by a member of the press or other third parties, direct them to press@onemedical.com.

Does this announcement change who I report to / who reports to me / what I work on?
A: Keep doing the great work that you’ve been doing! Nothing will change overnight. Looking ahead to when we join forces with Iora Health, we will, as always, be guided by our focus of transforming healthcare to deliver better health, better care, better value, all with a better team environment. We’ll keep you updated on any plans.

Will there be career opportunities for me at Iora Health?
A: We certainly believe there will be! As we continue to grow and evolve as a company, one of the benefits is more opportunities for our team members to grow as well. By combining two growing companies, One Medical and Iora, we expect even more opportunities across the board.

I love our One Medical team culture. Will this change that?
A: One of the many reasons we are excited to join forces with Iora Health is that their culture aligns so well with ours. We share a uniquely team-based and member-focused culture. We very much look forward to bringing our teams together to build on our shared goal to transform health care for all.

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This material has been made available to you with the consent of One Medical and Iora.

Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.
Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.
This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.

Internal Site for All One Medical Team Members

About Iora Health

Iora Health is a human-centric, value-based primary care group with built-for-purpose technology focused on serving Medicare patients. Iora Health has expertise in managing global capitation risk with patients covered by Medicare Advantage health plans, Original Medicare, and, more recently, Medicare's new Direct Contracting model.

They are based in Boston and have over 600 team members across multiple markets including in Washington, Colorado, Arizona, Georgia, North Carolina and Texas.

Letter from Amir

All Team Member FAQs

Email to All One Medical Team Members with Town Huddle Video

From: One Medical Update
To: All Team Members
Subject: Follow-up to Special Town Huddle

Dear One Medical Colleagues,

For those of you who weren’t able to attend today’s Special Town Huddles, here’s the link to the video replay.

As shared at the Town Huddles, we have created a dedicated Google site where you will find the latest information and FAQs about this announcement. Please also refer to the guidance below for details on how to obtain additional information. If you have any questions, please feel free to reach out to welcomeiora@onemedical.com.

Sincerely,

Your One Medical Team

--
This material has been made available to you with the consent of One Medical and Iora.
Additional Information and Where to Find It
One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.
Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”
Participants in the Solicitation
The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above
Forward Looking Statements
This communication contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this communication other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits and potential synergies of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this communication to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.
This communication also contains statistical data and estimates made by independent parties and by One Medical and Iora relating to market size and growth, as well as other data about industries and businesses. This data involves a number of assumptions and limitations, and neither One Medical nor Iora have independently verified the accuracy or completeness of this data. Neither One Medical, Iora nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this communication. In addition, projections, assumptions and estimates of future performance and the future performance of the markets in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk.